
SEC MAIL PROCESSING
RECEIVED
JUN 04 2003
WASH. D.C.
152
SECTION


03015824

VF 6-5-03

S
COMMISSION
20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 42974 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING April 1, 2002 (MM/DD/YY) AND ENDING March 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Titus Financial, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~5700 W. Plano Parkway, Suite 2600~~
(No. and Street)

Plano (City) TX (State) 75093 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Stapleton (972) 732-6510
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James W. Haas, Jr. CPA
(Name – *if individual, state last, first, middle name*)

5111 Troup Highway, #111 (Address) Tyler (City) TX (State) 75707 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, William Stapleton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Titus Financial, Inc., as of May 30, 2003, 20___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. CASH FLOW
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
JUN 04 2003
WASH. D.C.
152
SECTION

# TITUS FINANCIAL, INC.

## PLANO, TEXAS

## FINANCIAL STATEMENTS

## MARCH 31, 2003

**JAMES W. HAAS, JR.**

**Certified Public Accountant**

**Tyler, Texas**

# HAAS AND COMPANY

James W. Haas, Jr.
CERTIFIED PUBLIC ACCOUNTANT
5111 Troup Highway
Suite 111
Tyler, Texas 75707

Phone: 903-581-7297
Fax: 903-581-8945

To the Board of Directors and Stockholder
Of Titus Financial, Inc.

We have audited the accompanying statement of financial condition of Titus Financial, Inc., as of March 31, 2003 and 2002 and the related statements of loss, changes in liabilities subordinated to creditors, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Titus Financial, Inc., as of March 31, 2003 and 2002 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information as required by rule 17a-5 of the Securities Exchange Act of 1934, is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



HAAS AND COMPANY
Tyler, Texas
May 30, 2003

# TITUS FINANCIAL, INC.
# STATEMENT OF FINANCIAL CONDITION
# AS OF MARCH 31, 2003 AND 2002

| | 2003 | 2002 |
|---|---|---|
| ASSETS | | |
| Cash | 12,658.00 | 16,478.00 |
| Accounts Receivable, affiliate | | 3,392.00 |
| Prepaid registration fees | | 450.00 |
| TOTAL ASSETS | $ 12,658.00 | $ 20,320.00 |
| LIABILITIES AND STOCKHOLDER EQUITY | | |
| Liabilities: | | |
| Accounts Payable - trade | - | 7,600.00 |
| Total liabilities | - | 7,600.00 |
| Stockholder's equity: | | |
| Common stock, no par value, 100,000 shares authorized, 1000 shares issued and outstanding | 53,983.00 | 53,983.00 |
| Additional Paid-in Capital | 2,614.00 | - |
| Retained earnings | (43,939.00) | (41,262.00) |
| Total stockholder equity | 12,658.00 | 12,721.00 |
| TOTAL LIABILITIES AND STOCKHOLDER EQUITY | $ 12,658.00 | $ 20,320.00 |

The accompanying notes are an integral part of these financial statements.

# TITUS FINANCIAL, INC.
## STATEMENT OF LOSS
## FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

| | 2003 | 2002 |
|---|---|---|
| REVENUES ( Note 3 ): | | |
| Commissions | | |
| Other Revenue | | 6,352.00 |
| Interest Income | 396.00 | |
| Total Revenue | $ 396.00 | $ 6,352.00 |
| ADMINISTRATIVE AND GENERAL EXPENSES: | | |
| Other Expenses | 698.00 | 5,016.00 |
| Registration Expenses | 2,375.00 | 1,336.00 |
| Total operating expenses | 3,073.00 | 6,352.00 |
| INCOME BEFORE INCOME TAXES | $ (2,677.00) | $ - |
| PROVISION FOR INCOME TAXES ( Note 4 ) | | |
| NET INCOME | $ (2,677.00) | $ - |

The accompanying notes are an integral part of these financial statements.

**TITUS FINANCIAL, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE YEARS ENDED MARCH 31, 2003 AND 2002**

| | Common Stock | Paid-in Captial | Retained Earnings | Totals |
|---|---|---|---|---|
| BALANCE, MARCH 31, 2001 | $ 53,983.00 | | $ (41,262.00) | $ 12,721.00 |
| Capital contribution | | | | |
| Cash distributions | | | | |
| Net income | | | | |
| BALANCE, MARCH 31, 2002 | $ 53,983.00 | | $ (41,262.00) | $ 12,721.00 |
| Capital contribution | | 2,614.00 | | |
| Cash distributions | | | | |
| Net income | | | (2,677.00) | |
| BALANCE, MARCH 31, 2003 | $ 53,983.00 | $ 2,614.00 | $ (43,939.00) | $ 12,658.00 |

The accompanying notes are an integral part of these financial statements.

# TITUS FINANCIAL, INC,
# STATEMENT OF CASH FLOWS
# FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

| | 2003 | 2002 |
|---|---|---|
| Cash flows from operating activities - | | |
| Net income (loss) | (2,677.00) | - |
| Adjustments to reconcile net earnings to cash provided (used) by operating activities - | | |
| Net Change: | | |
| Accounts recievable - affiliate | (3,508.00) | 3,508.00 |
| Accounts payable - trade | (645.00) | 700.00 |
| Prepaid registration fees | | 225.00 |
| Interest Income | 396.00 | |
| Net cash provided by operating activities | (3,757.00) | 4,433.00 |
| Net change in cash | (6,434.00) | 4,433.00 |
| Cash provided by financing activities: | | |
| Capital contribution | 2,614.00 | |
| Cash distributed | | |
| Cash at the beginning of the year | 16,478.00 | 12,045.00 |
| | $ 12,658.00 | $ 16,478.00 |

The accompanying notes are an integral part of these financial statements.

**TITUS FINANCIAL, INC.**
**AUDITED FINANCIAL STATEMENTS**
**SUPPLEMENTARY INFORMATION**
**REQUIRED BY RULE 17A-5**
**MARCH 31, 2003 AND 2002**

## TITUS FINANCIAL, INC.
## NOTES TO FINANCIAL STATEMENTS
## MARCH 31, 2003 AND MARCH 31, 2002

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Organization –**

Titus Financial, Inc. (the Company), a Texas Corporation, was incorporated on July 31, 1990. The name was changed effective February 13, 1998, in connection with a change in stock ownership. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in several different states. It is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation.

**Method of accounting –**

The accounts of the Company are maintained on the accrual method of accounting with transactions recorded on a trade date basis.

**Cash and cash equivalents –**

For the purpose of cash flow, the Company considers financial instruments with the original maturity of three months or less to be cash equivalents.

**Accounting estimates –**

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

**Income taxes –**

The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes". Under SFAS No. 109, an asset and liability approach is required. Such approach results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. Income reported for financial statement purposes is the same as taxabale income, as defined in the Internal Revenue Code for the years ended March 31, 2003 and 2002.

**Adoption of SFSA No. 130 –**

The Company adopted SFSA No. 130, Reporting Comprehensive Income.

Certain prior years balances have been reclassified in order to conform to the current year presentation.

## 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed at to 1. At March 31, 2003, the Company had net capital of $12,658 which was $7,658 over the required minimum net capital of $5,000 and at March 31, 2002 net capital of $8,879 which was $3,879 over the minimum required.

## 3. ECONOMIC DEPENDENCY

All of the Company's business is dependent upon an affiliated company that has common ownership. This affiliated company originates all of the oil and gas working interests marketed by the Company. The loss of these originations could have a material adverse effect on the Company.

## 4. INCOME TAXES

At March 31, 2003 the Company has accumulated operating loss carryforwards for U.S. federal income tax purposes of $37,054, which expire 2010 to 2020. The benefit of these losses has not been reflected in these financial statements. A provision for deferred tax assets in the approximate amount of $12,600 computed at the statutory rate has not been established because of the uncertainty of realization due to the Company's past lack of profitability. This deferred tax asset has a valuation allowance of $12,600.

## 5. RELATED PARTY TRANSACTIONS

Most of the Company's revenue was generated from affiliated companies. These companies have common ownership.

# TITUS FINANCIAL, INC.
# STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CREDITORS
# MARCH 31, 2003 AND 2002

The Company had no liabilities subordinated to creditors at March 31, 2003, nor at 2002.

The accompanying notes are an integral part of these financial statements.

**SUPPLEMENTARY INFORMATION**
**REQUIRED BY RULE 17A-5**
**MARCH 31, 2003**

# TITUS FINANCIAL, INC
# SUPPLEMENTARY INFORMATION
# MARCH 31, 2003

1. Computation of net capital and aggregate indebtedness under Rule 15c3-1

| | |
|---|---|
| Excess net capital | |
| Total stockholder equity | $ 12,658.00 |
| Less non-allowable assets | - |
| Net capital | 12,658.00 |
| Minimum net capital required | (5,000.00) |
| Excess (deficit) net capital | $ 7,658.00 |
| Aggregate indebtedness to net capital: | |
| Accounts payable | - |
| Aggregate indebtedness | - |
| Ratio: aggregate indebtedness to net capital | .00 to 1 |

2. Computation for determination of reserve requirements under Rule 15c3-3

The Company operates under the exemptive provisions of paragraph k,(2),I of SEC Rule 15c3-

3. Information relating to the possession or control requirements under Rule 15c3-3

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of March 31, 2003

# TITUS FINANCIAL, INC.
# REPORT ON INTERNAL ACCOUNTING CONTROL
# MARCH 31, 2003

# HAAS AND COMPANY

James W. Haas, Jr.
CERTIFIED PUBLIC ACCOUNTANT
5111 Troup Highway
Suite 111
Tyler, Texas 75707

Phone: 903-581-7297
Fax: 903-581-8945

Board of Directors
Titus Financial, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of Titus Financial, Inc. (the Company), for the year ended March 31, 2003 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Rserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessaraily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicated a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



HAAS AND COMPANY
Tyler, Texas
May 30, 2003